Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

[redacted]

08003000

27 May 2008

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited

Excellence in Oil and Gas

May 2008

CORPORATE

CUE ENERGY STATISTICS

20 Largest Shareholders Update

	Shareholder	Ordinary Shares	Percentage Held
1	Todd Petroleum Mining Company Limited	135,919,429	21.63%
2	UOB Kay Hian Privated Limited	54,305,026	8.64%
3	HSBC Custody Nominees	44,210,075	7.04%
4	Octanex NL	36,380,140	5.79%
5	Todd Tasman Oil Ltd	21,600,000	3.44%
6	ANZ Nominees Limited	17,574,404	2.80%
7	Berne No 132 Nominees Pty Ltd	12,740,003	2.03%
8	Portfolio Securities Pty Ltd	10,737,130	1.71%
9	CIMB-GK Securities Pte Ltd	10,636,316	1.69%
10	Ernest Geoffrey Albers	10,083,647	1.61%
11	JP Morgan Nominees Australia Limited	7,628,643	1.21%
12	Bronwyn Beder & Colin MacEwan	6,600,000	1.05%
13	National Nominees Limited	3,820,159	0.53%
14	Trust Company of Australia Ltd	3,230,000	0.51%
15	SCFI Pty Ltd	2,800,000	0.45%
16	Citicorp Nominees Pty Limited	2,465,555	0.39%
17	BRC Australia Pty Ltd	2,260,000	0.36%
18	Revireso Nominees Pty Ltd	2,250,000	0.36%
19	Richard Tweedie	2,163,704	0.36%
20	Peter William Hall	2,000,000	0.32%

Australian Registered Company

Shareholders	4,800
Listings	Australia/PNG
Ordinary Shares	628.2 Million
Top 20 Shareholders	389.4 Million (62%)

Top 2 Shareholders

Todd Petroleum	25%
Singapore Petroleum	14.06%
Market Capitalisation @ A0.28 cents	A$176 Million
Cash at 30 Apr 2008	A$15 Million
Project Loan Facility	US$20 Million
Employees	7

DIRECTORS & EXECUTIVES

NON EXECUTIVE CHAIRMAN

Richard Tweedie LL.B — MD Todd Energy NZ – 25% of shares

NON EXECUTIVE DIRECTORS

Geoffrey Albers LL.B — Founder – 7.7% of shares

Leon Musca LL.B — Lawyer - 1.6% of shares

CHIEF EXECUTIVE OFFICER

Bob Coppin B Sc (Hons) — 40 years experience, oil & gas; Joined Cue 1994

CHIEF FINANCIAL OFFICER

Andrew Knox B Com — 24 years experience, oil & gas; Joined Cue 1994

EXPLORATION MANAGER

Terry White B Sc (Hons) — 27 years experience, oil & gas; Joined Cue 2008

... very experienced team

CORPORATE PLAN

... Australasian & SE Asian Focus

To develop a highly valued E & P company with market capitalization greater than A$500 million

1. Indigenous Growth

EXPLORATION

APPRAISAL

DEVELOPMENT

PRODUCTION

2. Acquisitions

... balanced portfolio

ACHIEVEMENTS

PRODUCTION
- SE Gobe oil
- Oyong oil

DEVELOPMENT
- Maari oil
- Oyong gas
- Wortel gas

APPRAISAL
- Manaia oil
- Barikewa gas

EXPLORATION
- Acquired 7 offshore permits in three years
- Operate 4 permits
- Farmed out four Australia areas to date
  - 3 seismic surveys, 2 exploration wells
  - Expected farmout spend A$ 66 million gross
  - Ongoing 2D & 3D seismic surveys

... considerable achievements

CUE HYDROCARBON INVENTORY

...Large future gas potential

GAS RESOURCES



120 BCF Maple/Cash (Aust)
97 BCF Kimu (PNG)
12 BCF* Wortel (Indonesia)
12 BCF 2P* Oyong (Indonesia)
120 BCF Barikewa (PNG)
4 BCF SE Gobe (PNG)

OIL RESERVES



0.24 mmbls (2P) SE Gobe (PNG)
0.55 mmbls (2P*) Oyong (Indonesia)
2.5 mmbls (2P) Maari (New Zealand)

* Cue estimate after government take

... drives cashflow increase

NET OIL PRODUCTION FORECAST



Barrels of Oil Per Year X 1000
Barrels of Oil Per Day
SE Gobe# Oyong¤ Maari#
... gas production 2009 onwards
900
800
700
600
500
400
300
200
100
0
-1500
-1000
- 500
2008
2009
2010
2011
2012
2013
2014
2015
2016

Cue estimate
¤ Cue entitlement estimate (after government take)

... substantial cash flow increase 2008 onwards

NET GAS PRODUCTION FORECAST


Oyong Gas
Wortel Gas
Billion Cubic Feet Per Year
Barrels of Oil Equivalent Per Year
X 1000
0
1
2
3
4
5
6
-1000
- 750
- 500
- 250
2009
2010
2011
2012
2013
2014

¤ Cue entitlement estimate after government take, using contract and estimated gas prices.

... added cashflow

PROJECTS

JOINT VENTURE INTERESTS



PDL 3
*Santos 15.921718%
SHP 40.149650%
Oil Search 36.35974%
Cue 5.568892%
(SE Gobe Unit 3.285651%)
PRG 2.0%
Sampang PSC
* Santos 45%
SPC 40%
Cue 15%
PPL 190
*Oil Search 62.556%
Murray 26.497%
Cue 10.947%
AC/RL7
*Coogee 80%
Cue 20%
PRL 9
* Santos 42.553%
Oil Search 42.553%
Cue 14.894%
WA389-P
*Cue 100%
WA409-P
*Cue 50%
Exoil 20%
PRL 8
*OilSearch 60.71%
Mosaic 28.57%
Cue 10.72%
WA359-P
*MEO 60%
Exoil 20%
Cue 20%
WA360-P, 361-P
*MEO 60%
Gascorp 20%
Cue 20%
T/37P, T/38P
* Cue 50%
Exoil 50%
PMP 38160 PEP 38413
*OMV 69%
Todd 16%
Horizon 10%
Cue 5%
MALAYSIA
INDONESIA
IRIAN JAYA
PNG
PORT MORESBY
DARWIN
N.T.
QLD
W.A.
S.A.
N.S.W.
BRISBANE
PERTH
ADELAIDE
VIC
SYDNEY
CANBERRA
MELBOURNE
TAS
HOBART

* Operator

PAPUA NEW GUINEA



PNG
NT
QLD
HIDES GAS FIELD
MORAN OIL FIELD
AGOGO OIL FIELD
HEDINIA/ IAGIFU OIL FIELD
GOBE, SE GOBE OIL FIELDS
PPL 190
Foreland
KIMU GAS FIELD
PDL 3
PRL 9
Fold Belt
PRL 8
BARIKEWA GAS FIELD
KUTUBU PIPELINE
KUMUL MARINE TERMINAL
Proposed Pipeline
To Port Moresby
CUE ACREAGE
0
50
KILOMETRES
Madang
Mt Hagen
Goroka
Kerema
Port Moresby

PAPUA NEW GUINEA

SOUTH EAST GOBE FIELD


PPL190
Makas
PPL219
Gobe Main Field
South East Gobe Field
PDL4
PPL206
PDL3
PPL190
SEG UNIT
Cobra -1
Tabe
PN99-215
0 5
KILOMETRES
Oil
Gas
Lead
Seismic
Fault
Development well
Pipeline
Potential
Recov oil 30 – 40 mmbbls
Cue share 3.3 - 4.4 mmbbls
Chance of Success 17%

... provides base income

COBRA 1 SEISMIC LINE

PN99-215


Cobra-1A
Gobe Thrust
Darai Limestone
Ieru Formation
Top Toro Sandstone (Reservoir 1)
Top Iagifu Sandstone (Reservoir 2)

SAMPANG PSC – INDONESIA



112°30'E
113°00'E
113°30'E
7°00'S
7°30'S
Java Sea
Madura
Madura Strait
KE Field
Bangkalan
Lerpak Field
Gresik
Sekarkorong Field
Bogomiring Field
Surabaya
Sampang PSC
Lidah Field
Kutí Field
Sidoarjo
Wunut Field
Sampang
Pamekasan
Sumenep
Ketegeneh Field
Puterah
Genteng
Raja
Gurita
Ubur-Ubur
Madura Offshore PSC
Maleo Field
Persik
Wortel
Jalar
Paus
Herbras
Pare
BD Field
Dukuh
Bakung
Kerawai
Enau
Flamboyan
Jeruk
Wortel
Oyong
28" Diameter Pipeline
Pasuruan
Grati
Probolinggo
Besuki
700 000mE
750 000mE
9 200 000mN
0
20
KILOMETRES
LEGEND
3D Seismic Survey
Oil Field
Gas Field
Mundu Play
Kujung Play
Plio-Pleistocene Play
Miocene Sands Play
MALAYSIA
Sumatra
INDONESIA
Location

Source Santos Ltd

OYONG DEVELOPMENT CONCEPT


Madura
Gresik
Surabaya
Oyong
Gas and Oil Field
Wellhead
Structure
Oil Storage Tanker
Oil Phase
Production
Barge
PGN Pipeline
Grati
Trans Java Pipeline
60 km Pipeline
Onshore
Gas Receiving Facilities
Gas Phase
Probolinggo
Leles
East Java

Source Santos Ltd

... two stage development

OYONG PRODUCTION BARGE



EXPORT TANKER LOADING FROM FSO



OYONG DEVELOPMENT


Well Head Deck
Stacked Template Structure (STS)
Conductor Pile
Sea Surface

OIL PHASE

- First oil September 2007, 8-9,000 bopd gross
- 6-10 million barrels recoverable
- 1.6 million barrels produced to May

GAS PHASE

- Gas Sales Agreement signed
- Gas development underway
- First gas mid 2009 @ 60 million cfd gross
- 100 billion cubic feet recoverable in mid case

COST

- Estimated capital cost ~ USD210 million gross
- Cue share ~ USD31.5 million

Source: Santos Ltd

WORTEL GAS DISCOVERY



Wortel
Madura Strait
Limit of Oyong 3D seismic
Wortel-1
Wortel-2
Oyong Field (3D detail mapping)
RECOVERABLE GAS POTENTIAL (BCF)
LOW MID HIGH
30 90 150
Gas
Gas above oil
Oil
Probable gas
Limit of Wortel reservoir
Possible well
1km
Contour interval 20m

Depth Map

... tie to Oyong

WORTEL GAS DISCOVERY

- 140 metre gas column above gas/water contact
- Reservoir younger than at Oyong
- 2D seismic infill – interpreted
- Wortel -3 appraisal well – may not be needed
- Tie back to Oyong
- First gas – early 2010
- Estimated CAPEX US$95 million
- Cue share US$14 million

NEW ZEALAND

MAARI OIL FIELD


5km
Maari
Maari-1
Moki-1
Maari-2
Moki-2A
PMP 38160
PEP 38413
Manaia
Maui-4
Water depth approx
100m


LEGEND
Oil & Gas Field
Gas condensate Field
CUE Permit
Pipeline- Gas
Pipeline- Oil
Proposed well
Auckland
NEW ZEALAND

OMV (Operator)	69%
Todd	16%
Horizon	10%
Cue	5%


New Plymouth
Kaimiro
Kapuni
Maui
Kupe South
40km

... upside potential in Maari & Manaia

MAARI DEVELOPMENT SCHEME



Wellhead Platform
Floating Production Storage Offloading (FPSO)
Anchor chains
Production and water injection wells
Subsea Production, Test, Water Injection, and Umbilical

Source OMV New Zealand

... development underway

MAARI OIL DEVELOPMENT


CAPE EGMONT FAULT
MAARI
MANAIA
FAULT

- Platform installed, FPSO on location
- First oil 3Q 2008, full production 1Q 2009
- Initial rate ~ 35,000 bopd
  Cue share ~ 1,750 bopd

- P_{50} oil reserves ~ 50 million barrels
  Cue share ~ 2.5 million barrels
  (area upside ~ +10-20 mmbbls)

- Capital cost ~ US$520 million gross
  Cue share ~ US$26 million
  Project loan facility US$20 million

... substantial oil production increase

MAARI DEVELOPMENT



FPSO at Wellington Harbour



Jacking up on location

LOCATION CARNARVON BASIN PERMITS


LEGEND
Oil Field
Gas Condensate Field
Cue Operated Permit
Cue Farmout Permit
0 25km
Cue 100%
WA-389-P
WA-409-P
Cue 20%
WA-359-P
Cue 20%
WA-361-P
Zeus
Cue 20%
WA-360-P
Echo/Yodel
Malus-1
Gandara-1
Banambu-1
Glatton-1
Andromeda-1
Lacerta-1
WA-269-P
WA-270-P
WA-267-P
WA-350-P
WA-253 -P R1
WA-17-R
WA-16-R
WA-7-P R1
WA-323-P
WA-330-P
WA-321-P
WA-28-P R6
WA-6-L R1
WA-2-L R1
WA-17-L
WA-16-L
WA-4-L R1
WA-3-L
WA-4-L
WA-8-L
WA-191-P R3
WA-1-P R5
WA-208-P R2
WA-254 -P R1
WA-209 -P R2
WA-254-P R2
WA-202-P R2
WA-310-P
WA-312-P
W03-9
W04-9
253-P R1 P0
1-P R5
191 PR3
200
20°
Mutineer
Exeter
Hermes
Lambert
Angel
Talisman
Egret
Eaglehawk
Perseus
North Rankin
Cossack
Wanaea
Legendre
Goodwyn
Rankin
Dockerell
Dixon
Wilcox
Tago
Wheatstone
Urania
Geryon
Pluto
Dionysus

... adjacent to large fields

ASHMORE CARTIER LEASE AUSTRALIA



Western Australia
AC/RL7
Cash-Maple Field
Cue 20%
~200km
~700km
Sunraise-
Troubadour
Evan Shoals
Bayu-Undan
Challis/ Cassini
Skua
Crux
Scott Reef
Ichthys
Brecknock
Darwin
Gas Field
Pipeline
AC/RL7
Scale 200km

... future production potential

BASS BASIN PERMITS AUSTRALIA


VICTORIA
TASMANIA
Konkon 1
Seal 1
T/45P (Rawson Resources)
Koorkah 1
Toolka 1
Cormorant 1
King 1
T06-3 (Tap?)
Barramundi 1
Bass 1
Trefoil 1
Yolla
T/44P (Origin)
White Ibis 1
Bass 3
T/18P
T/RL1
Tilana 1
T/37P
Bass 2
Yurongi 1
Dondu 1
Nangkero 1
Squid
Poonboon
T/38P
Pelican 1
Pelican 5
T/41P
Chat 1
Duke Energy International Tasmanian Gas Pipeline
T/43P
Durroon 1
T/42P
T/39P
Spikey Beach Prospect
CUEBASS08
Seismic Survey outline
Tasmanian Devil 1
Smithton
gas pipeline
Devonport
Tasmania
Launceston
0
25Km
LEGEND
Oil Field
Gas Condensate Field
CUE Permit (50% interest Operator)
Beach Petroleum farm-in area (Cue 10% interest)
AUSTRALIA
N

... focus of renewed industry interest

ACTIVITY TIMING



2008
2009
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
EXPLORATION SEISMIC
T/37P T/38P (2D)
WA-389-P (3D)
EXPLORATION/APPRAISAL DRILLING
PPL190 Cobra -1A
T/38P Spikey Beach -1
WA-361-P Zeus -1
SAMPANG PSC (2 wells)
PEP38413 Manaia -1
PRL -9 Barikewa -3
DEVELOPMENT PROGRAM
MAARI
FPSO & WHP INSTALLATION
PRODUCTION DRILLING
OIL PRODUCTION
1st oil
OYONG
GAS DEVELOPMENT
GAS PRODUCTION
1st gas
WORTEL
GAS DEVELOPMENT

SUMMARY

Balanced po[illegible]

- Large increase in oil production
- Gas production beginning
- Appraisal drilling
- Exploration drilling
- Quality exploration acreage
- Large gas upside

DISCLAIMER & IMPORTANT NOTICE

Various statements in this document constitute statements relating to intentions, future acts and events. Such statements are generally classified as forward looking statements and involve known risks, expectations, uncertainties and other important factors that could cause those future acts, events and circumstances to differ from the way or manner in which they are expressly or impliedly portrayed herein.

Some of the more important of these risks, expectations and uncertainties are pricing and production levels from the properties in which the Company has interests, and the extent of the recoverable reserves at those properties. In addition, the Company has a number of exploration permits. Exploration for oil and gas is expensive, speculative and subject to a wide range of risks. Individual investors should consider these matters in light of their personal circumstances (including financial and taxation affairs) and seek professional advice from their accountant, lawyer or other professional adviser as to the suitability for them of an investment in the Company.

END